UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     January 27, 2015

January 27, 2015

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Nine Months Ended December 31, 2014 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 13, 2015

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the nine months ended December 31, 2014)

(1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Net income
Nine months ended December 31, 2014			¥3,556,519	1.1%	¥ 1,106,825	(5.2)%	¥682,220	(3.2)%
Nine months ended December 31, 2013			3,518,671	10.5	1,167,084	40.7	704,705	28.0
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2014: ¥1,461,071 million [20.4%]
		(b) for the nine months ended December 31, 2013: ¥1,213,217 million [82.8%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Net income per share		Net income per share (Diluted)
Nine months ended December 31, 2014			¥ 498.97		¥ 498.68
Nine months ended December 31, 2013			515.96		515.70
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2014			¥ 175,695,844		¥ 10,253,489		4.8%
March 31, 2014			161,534,387		9,005,019		4.5
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2014: ¥ 8,449,645 million (b) as of March 31, 2014: ¥7,279,186 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2014	¥ —	¥ 55	¥ —	¥ 65	¥ 120
Fiscal year ending March 31, 2015	—	60	—
Fiscal year ending March 31, 2015 (Forecast)				70	130
Note: Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2015)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2015	¥ 1,200,000	(16.2)%	¥ 700,000	(16.2)%	¥ 511.98

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.
	3.	Forecasted net income per share = Forecasted net income / Number of common stocks at the end of period (excluding treasury stocks)

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: The details are reported in “4.Others” (page3).

(4) Number of shares issued (common stock)

	As of December 31, 2014	As of March 31, 2014
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	46,805,474 shares	46,781,669 shares

	Nine Months ended December 31, 2014	Nine Months ended December 31, 2013
(c) Average number of shares issued in the period	1,367,262,427 shares	1,365,822,505 shares

Note on quarterly review process:

This report is out of the scope of the auditor’s review procedure which is required by “Financial Instruments and Exchange Act.”
Therefore, the review procedure for the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2014 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the Nine Months ended December 31, 2014.

1. Operating results

In the nine months ended December 31, 2014, gross profit increased by ¥9.1 billion year-on-year to ¥2,230.3 billion. This was mainly due to an increase in net interest income as a result of an increase in overseas loans and bills discounted of Sumitomo Mitsui Banking Corporation (“SMBC”), despite of a decrease in profit of SMBC Nikko Securities, Inc. and SMBC Friend Securities Co., Ltd. impacted by a slow growth in income from equity commissions.

General and administrative expenses increased by ¥54.9 billion year-on-year to ¥1,224.7 billion, due mainly to expenditures by SMBC aimed at strengthening its overseas business platform.

Total credit cost decreased by ¥16.4 billion year-on-year to a net reversal of ¥46.3 billion. This was mainly due to our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Gains on stocks were ¥64.9 billion, a decrease of ¥14.7 billion year-on-year, mainly due to a decrease in gains from sales of stocks.

Finally, ordinary profit decreased by ¥60.3 billion year-on-year to ¥1,106.8 billion, and net income decreased by ¥22.5 billion year-on-year to ¥682.2 billion.

Consolidated	(Billions of yen)

	Nine months ended December 31, 2014	Change from the nine months ended December 31, 2013	Fiscal year ended March 31, 2014 (reference)
Gross profit	¥ 2,230.3	¥ 9.1	¥ 2,898.2
General and administrative expenses	(1,224.7)	(54.9)	(1,569.9)
Net business profit	1,005.9	(55.1)	1,338.5
Total credit cost	46.3	16.4	49.1
Gains (losses) on stocks	64.9	(14.7)	89.2
Ordinary profit	1,106.8	(60.3)	1,432.3
Net income	682.2	(22.5)	835.4

SMBC, non-consolidated
Gross banking profit	¥ 1,230.8	¥ 36.9	¥ 1,558.1
Expenses (excluding non-recurring losses)	(588.9)	(31.2)	(745.7)
Banking profit *	641.9	5.7	812.4
Total credit cost	101.9	21.2	123.9
Gains (losses) on stocks	59.7	(31.7)	106.4
Ordinary profit	767.6	31.5	952.5
Net income	530.4	50.4	605.3

* Banking profit (before provision for general reserve for possible loan losses)

2. Financial position

As of December 31, 2014, SMFG’s total assets were ¥175,695.8 billion, an increase of ¥14,161.5 billion compared with March 31, 2014. Net assets increased by ¥1,248.5 billion to ¥10,253.5 billion compared with March 31, 2014.

Loans and bills discounted increased by ¥4,644.4 billion to ¥72,872.1 billion compared with March 31, 2014. Deposits increased by ¥3,474.3 billion to ¥97,806.3 billion compared with March 31, 2014.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥105.9 billion to ¥1,267.4 billion compared with March 31, 2014. Non-performing loan ratio was 1.49%, a decrease of 0.25 percentage point compared with March 31, 2014.

Sumitomo Mitsui Financial Group, Inc.

3. Earnings forecasts

The consolidated earnings forecast announced on November 13, 2014 remains unchanged.

4. Others

(1) Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard for Retirement Benefits and related guidance

SMFG has adopted Paragraph 35 of “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, “Accounting Standard”) and Paragraph 67 of “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, “Guidance”) from the beginning of the three months ended June 30, 2014. Accordingly, SMFG has reviewed its calculation methods for the projected benefit obligation and service cost, and changed the method for attributing the expected benefit to periods of service from a straight-line basis to a benefit formula basis.

The Accounting Standard and Guidance are applied in accordance with the transitional treatment stipulated in Paragraph 37 of the Accounting Standard. The effect, arising from the change in calculation methods for the projected benefit obligation and service cost, is reflected in retained earnings as of the beginning of the Nine Months ended December 31, 2014.

As a result, net defined benefit asset increased by ¥49,052 million, net defined benefit liability decreased by ¥3,646 million and retained earnings increased by ¥35,459 million as of the beginning of the nine months ended December 31, 2014. The effect of these changes on profit and loss for the nine months ended December 31, 2014 is considered to be immaterial.

(2) Changes in accounting policies due to reasons other than above (1)

Revision of Accounting Standard for Business Combinations and related rules

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7) and other related standards and implementation guidance were revised on September 13, 2013, and became effective from fiscal years beginning on or after April 1, 2014. SMFG has prospectively adopted these revised accounting standards and implementation guidance from the beginning of the three months ended June 30, 2014 (excluding the provisions defined in Paragraph 39 of Accounting Standard for Consolidated Financial Statements), in accordance with the transitional treatment set forth in Paragraph 58-2 (4) of Accounting Standard for Business Combinations, Paragraph 44-5 (4) of Accounting Standard for Consolidated Financial Statements, and Paragraph 57-4 (4) of Accounting Standard for Business Divestitures.

In accordance with these revisions, SMFG’s accounting policies have been changed as follows:

-

the difference arising from a change in SMFG’s ownership interest in a subsidiary over which SMFG continues to have control is recognized in capital surplus, and acquisition costs are expensed in the period incurred, and

-

for a business combination occurring on or after April 1, 2014, an adjustment to the provisional amount arising from the finalization of the tentative accounting treatment relating to the purchase price allocation is retrospectively recognized in the quarterly consolidated financial statements for the accounting period in which the combination occurs.

The effect of these changes on profit and loss for the nine months ended December 31, 2014 is considered to be immaterial.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1) Consolidated balance sheets

	Millions of yen

	March 31, 2014	December 31, 2014

Assets:
Cash and due from banks	¥ 32,991,113	¥ 33,154,774
Call loans and bills bought	1,248,235	1,132,632
Receivables under resale agreements	522,860	841,407
Receivables under securities borrowing transactions	3,780,260	5,334,623
Monetary claims bought	3,552,658	4,238,606
Trading assets	6,957,419	8,529,454
Money held in trust	23,120	7,522
Securities	27,152,781	28,378,420
Loans and bills discounted	68,227,688	72,872,067
Foreign exchanges	1,790,406	2,195,795
Lease receivables and investment assets	1,827,251	1,850,175
Other assets	4,181,512	6,452,708
Tangible fixed assets	2,346,788	2,756,609
Intangible fixed assets	819,895	817,400
Net defined benefit asset	119,932	202,586
Deferred tax assets	173,180	141,082
Customers’ liabilities for acceptances and guarantees	6,566,818	7,442,760
Reserve for possible loan losses	(747,536)	(652,784)

Total assets	¥ 161,534,387	¥ 175,695,844

Liabilities:
Deposits	¥ 94,331,925	¥ 97,806,259
Negotiable certificates of deposit	13,713,539	14,291,035
Call money and bills sold	4,112,428	3,185,059
Payables under repurchase agreements	1,710,101	1,418,097
Payables under securities lending transactions	5,330,974	5,234,663
Commercial paper	2,374,051	3,212,421
Trading liabilities	4,779,969	6,135,916
Borrowed money	7,020,841	9,857,445
Foreign exchanges	451,658	767,821
Short-term bonds	1,145,200	1,420,899
Bonds	5,090,894	5,763,664
Due to trust account	699,329	730,717
Other liabilities	4,712,069	7,459,365
Reserve for employee bonuses	69,419	32,519
Reserve for executive bonuses	4,921	—
Net defined benefit liability	45,385	39,340
Reserve for executive retirement benefits	2,004	1,968
Reserve for point service program	20,355	19,817
Reserve for reimbursement of deposits	14,858	9,767
Reserve for losses on interest repayment	190,182	123,963
Reserve under the special laws	771	1,003
Deferred tax liabilities	103,390	449,661
Deferred tax liabilities for land revaluation	38,276	38,183
Acceptances and guarantees	6,566,818	7,442,760

Total liabilities	152,529,368	165,442,354

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,349	757,095
Retained earnings	3,480,085	4,026,998
Treasury stock	(175,115)	(175,220)

Total stockholders’ equity	6,401,215	6,946,768

Net unrealized gains (losses) on other securities	949,508	1,430,691
Net deferred gains (losses) on hedges	(60,946)	(21,990)
Land revaluation excess	35,749	35,511
Foreign currency translation adjustments	27,239	121,365
Remeasurements of defined benefit plans	(73,579)	(62,701)

Total accumulated other comprehensive income	877,971	1,502,877

Stock acquisition rights	1,791	2,159
Minority interests	1,724,041	1,801,684

Total net assets	9,005,019	10,253,489

Total liabilities and net assets	¥ 161,534,387	¥ 175,695,844

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Nine months ended December 31,	2013	2014
Ordinary income	¥ 3,518,671	¥ 3,556,519
Interest income	1,364,485	1,426,404
Interest on loans and discounts	942,437	994,708
Interest and dividends on securities	265,734	251,695
Trust fees	1,741	2,139
Fees and commissions	830,318	822,573
Trading income	195,209	179,703
Other operating income	914,816	938,803
Other income	212,099	186,895
Ordinary expenses	2,351,586	2,449,694
Interest expenses	239,655	285,591
Interest on deposits	78,888	94,731
Fees and commissions payments	98,244	101,853
Trading losses	30,222	50,180
Other operating expenses	717,284	701,696
General and administrative expenses	1,169,849	1,224,746
Other expenses	96,329	85,624

Ordinary profit	1,167,084	1,106,825

Extraordinary gains	1,394	266
Extraordinary losses	3,703	4,256

Income before income taxes and minority interests	1,164,775	1,102,834

Income taxes-current	260,997	256,566
Income taxes-deferred	93,248	74,955

Income taxes	354,245	331,522

Income before minority interests	810,529	771,312

Minority interests in net income	105,824	89,092

Net income	¥ 704,705	¥ 682,220

(Consolidated statements of comprehensive income)

	Millions of yen
Nine months ended December 31,	2013	2014
Income before minority interests	¥ 810,529	¥ 771,312
Other comprehensive income	402,688	689,758
Net unrealized gains (losses) on other securities	341,598	498,114
Net deferred gains (losses) on hedges	(35,013)	37,842
Foreign currency translation adjustments	103,014	137,453
Remeasurements of defined benefit plans	—	11,061
Share of other comprehensive income of affiliates	(6,910)	5,286

Total comprehensive income	1,213,217	1,461,071

Comprehensive income attributable to shareholders of the parent	1,052,097	1,307,363
Comprehensive income attributable to minority interests	161,120	153,707

(3) Note on the going concern

     Not applicable.

(4) Material changes in stockholders’ equity

    Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2014

- Supplementary information -

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2014 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

	Consolidated	(Millions of yen)
			Nine months ended December 31, 2014 (A)	Change (A) - (B)	Nine months ended December 31, 2013 (B)	Reference: Year ended March 31, 2014
	Consolidated gross profit	1	2,230,301	9,138	2,221,163	2,898,233
	Net interest income	2	1,140,812	15,983	1,124,829	1,484,169
	Trust fees	3	2,139	398	1,741	2,472
	Net fees and commissions	4	720,719	(11,355)	732,074	984,589
	Net trading income	5	129,522	(35,465)	164,987	211,881
	Net other operating income	6	237,107	39,576	197,531	215,120
	General and administrative expenses	7	(1,224,746)	(54,897)	(1,169,849)	(1,569,945)
	Equity in gains (losses) of affiliates	8	296	(9,370)	9,666	10,241
	Consolidated net business profit	9	1,005,851	(55,129)	1,060,980	1,338,530
	Total credit cost	10	46,338	16,422	29,916	49,073
	Credit costs	11	(52,004)	15,220	(67,224)	(96,797)
	Write-off of loans	12	(47,462)	10,560	(58,022)	(84,933)
	Provision for reserve for possible loan losses	13	—	—	—	—
	Others	14	(4,541)	4,660	(9,201)	(11,863)
	Gains on reversal of reserve for possible loan losses	15	82,800	(5,483)	88,283	136,212
	Recoveries of written-off claims	16	15,541	6,684	8,857	9,657
	Gains (losses) on stocks	17	64,941	(14,688)	79,629	89,243
	Other income (expenses)	18	(10,306)	(6,864)	(3,442)	(44,514)
	Ordinary profit	19	1,106,825	(60,259)	1,167,084	1,432,332
	Extraordinary gains (losses)	20	(3,990)	(1,682)	(2,308)	(9,637)
	Gains (losses) on disposal of fixed assets	21	(2,090)	(1,666)	(424)	(8,595)
	Losses on impairment of fixed assets	22	(1,666)	(63)	(1,603)	(3,348)
	Income before income taxes and minority interests	23	1,102,834	(61,941)	1,164,775	1,422,694
	Income taxes-current	24	(256,566)	4,431	(260,997)	(290,186)
	Income taxes-deferred	25	(74,955)	18,293	(93,248)	(168,618)
	Income before minority interests	26	771,312	(39,217)	810,529	963,889
	Minority interests in net income	27	(89,092)	16,732	(105,824)	(128,532)
	Net income	28	682,220	(22,485)	704,705	835,357
Notes:	1.		Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	3.

SMFG changed the definition of “Consolidated net business profit” from the three months ended June 30, 2014. The figures for the nine months ended December 31, 2013 and the fiscal year ended March 31, 2014 have been adjusted retrospectively.

Number of consolidated subsidiaries and affiliates
						Reference: September 30, 2014
			December 31, 2014	Change	March 31, 2014
	Consolidated subsidiaries	29	323	(1)	324	323
	Equity method affiliates	30	48	2	46	47

Sumitomo Mitsui Financial Group

SMBC non-consolidated					(Millions of yen)

		Nine months ended December 31, 2014 (A)	Change (A) - (B)	Nine months ended December 31, 2013 (B)	Reference: Year ended March 31, 2014
Gross banking profit	1	1,230,752	36,865	1,193,887	1,558,184
Net interest income	2	850,682	44,758	805,924	1,064,906
Trust fees	3	1,409	(80)	1,489	1,972
Net fees and commissions	4	245,592	(3,232)	248,824	357,351
Net trading income	5	(3,390)	(32,015)	28,625	36,779
Net other operating income	6	136,459	27,435	109,024	97,172

Gains (losses) on bonds	7	48,531	38,853	9,678	734
Expenses (excluding non-recurring losses)	8	(588,857)	(31,167)	(557,690)	(745,745)
Personnel expenses	9	(232,975)	(21,178)	(211,797)	(283,236)
Non-personnel expenses	10	(322,238)	(4,518)	(317,720)	(425,140)
Taxes	11	(33,643)	(5,471)	(28,172)	(37,368)
Banking profit (before provision for general reserve for possible loan losses)	12	641,895	5,698	636,197	812,438

Gains (losses) on bonds	13	48,531	38,853	9,678	734
Provision for general reserve for possible loan losses	14	—	—	—	—
Banking profit	15	641,895	5,698	636,197	812,438
Non-recurring gains (losses)	16	125,720	25,848	99,872	140,078
Credit costs	17	(3,518)	(654)	(2,864)	(8,945)
Gains on reversal of reserve for possible loan losses	18	97,160	15,027	82,133	132,784
Recoveries of written-off claims	19	8,210	6,798	1,412	82
Gains (losses) on stocks	20	59,733	(31,687)	91,420	106,410
Gains on sales of stocks	21	63,958	(37,605)	101,563	120,227
Losses on sales of stocks	22	(835)	4,972	(5,807)	(7,544)
Losses on devaluation of stocks	23	(3,389)	946	(4,335)	(6,272)
Other non-recurring gains (losses)	24	(35,864)	36,365	(72,229)	(90,252)
Ordinary profit	25	767,616	31,547	736,069	952,516
Extraordinary gains (losses)	26	(2,916)	(1,724)	(1,192)	(6,033)
Gains (losses) on disposal of fixed assets	27	(1,467)	(1,673)	206	(3,604)
Losses on impairment of fixed assets	28	(1,448)	(50)	(1,398)	(2,428)
Income before income taxes	29	764,699	29,822	734,877	946,483
Income taxes-current	30	(187,284)	(16,691)	(170,593)	(182,869)
Income taxes-deferred	31	(47,005)	37,254	(84,259)	(158,358)
Net income	32	530,409	50,385	480,024	605,255

Total credit cost (14+17+18+19)	33	101,851	21,170	80,681	123,920
Provision for general reserve for possible loan losses	34	105,495	57,862	47,633	66,627
Write-off of loans	35	(30)	314	(344)	(4,520)
Provision for specific reserve for possible loan losses	36	(8,294)	(43,599)	35,305	66,899
Losses on sales of delinquent loans	37	(3,488)	(969)	(2,519)	(4,425)
Provision for loan loss reserve for specific overseas countries	38	(41)	764	(805)	(742)
Recoveries of written-off claims	39	8,210	6,798	1,412	82

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
		Nine months ended December 31, 2014 (A)		Nine months ended December 31, 2013 (B)	Reference: Six months ended September 30, 2014
			Change (A) - (B)
Interest earned on loans and bills discounted (A)		1.33	(0.09)	1.42	1.34
Interest paid on deposits, etc. (B)		0.03	(0.01)	0.04	0.03
Interest spread (A) - (B)		1.30	(0.08)	1.38	1.31

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated					(Billions of yen)
		December 31, 2014		March 31, 2014	Reference: September 30, 2014
			Change from March 31, 2014
Bankrupt and quasi-bankrupt assets	1	164.4	(39.2)	203.6	178.2
Doubtful assets	2	769.1	6.9	762.2	746.2
Substandard loans	3	333.9	(73.6)	407.5	348.2
Total (A)	4	1,267.4	(105.9)	1,373.3	1,272.6

Normal assets	5	83,690.4	6,291.4	77,399.0	80,787.1
Grand total (B)	6	84,957.8	6,185.5	78,772.3	82,059.7

NPL ratio (A/B)	7	1.49%	(0.25)%	1.74%	1.55%

Amount of direct reduction		424.2	(86.8)	511.0	445.2

SMBC non-consolidated					(Billions of yen)
		December 31, 2014		March 31, 2014	Reference: September 30, 2014
			Change from March 31, 2014
Bankrupt and quasi-bankrupt assets	8	97.7	(16.6)	114.3	101.6
Doubtful assets	9	589.4	15.0	574.4	558.3
Substandard loans	10	154.0	(38.7)	192.7	163.9
Total (A)	11	841.1	(40.3)	881.4	823.8

Normal assets	12	78,186.9	6,279.9	71,907.0	75,294.7
Grand total (B)	13	79,028.0	6,239.6	72,788.4	76,118.5

NPL ratio (A/B)	14	1.06%	(0.15)%	1.21%	1.08%

Amount of direct reduction		194.6	(60.7)	255.3	207.8

Note:	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		December 31, 2014					March 31, 2014
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses			Gains	Losses
				Change from Mar. 2014
Held-to-maturity securities	1	3,730.6	28.5	(5.3)	28.5	—	4,536.8	33.8	34.0	0.2
Other securities	2	24,883.0	2,180.6	775.6	2,253.1	72.5	22,866.3	1,405.0	1,523.7	118.7
Stocks	3	3,784.1	1,753.5	622.3	1,783.5	30.0	3,185.5	1,131.1	1,186.2	55.0
Bonds	4	12,901.2	76.2	10.6	83.3	7.0	12,897.7	65.6	69.8	4.2
Japanese government bonds	5	10,173.7	38.5	16.0	39.7	1.2	9,911.2	22.5	23.5	1.0
Others	6	8,197.7	350.9	142.6	386.4	35.5	6,783.1	208.3	267.7	59.5
Foreign bonds	7	5,298.8	(6.3)	20.9	22.7	29.0	4,304.9	(27.1)	15.1	42.2
Other money held in trust	8	7.5	—	—	—	—	23.1	—	—	—
Total	9	28,621.1	2,209.1	770.3	2,281.6	72.5	27,426.3	1,438.8	1,557.7	118.9
Stocks	10	3,784.1	1,753.5	622.3	1,783.5	30.0	3,185.5	1,131.1	1,186.2	55.0
Bonds	11	16,631.8	104.7	5.3	111.8	7.0	17,425.8	99.4	103.8	4.4
Others	12	8,205.2	350.9	142.6	386.4	35.5	6,815.0	208.3	267.7	59.5

SMBC non-consolidated							(Billions of yen)
		December 31, 2014					March 31, 2014
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses			Gains	Losses
				Change from Mar. 2014
Held-to-maturity securities	13	3,685.7	28.3	(4.8)	28.3	—	4,436.9	33.1	33.2	0.1
Stocks of subsidiaries and affiliates	14	3,216.9	(72.8)	(0.4)	8.4	81.2	3,148.5	(72.4)	7.2	79.6
Other securities	15	22,356.1	1,979.2	694.4	2,043.7	64.5	20,288.4	1,284.8	1,391.8	107.0
Stocks	16	3,683.4	1,692.1	583.0	1,720.2	28.1	3,118.4	1,109.1	1,159.8	50.7
Bonds	17	12,227.5	70.5	10.5	77.5	7.0	11,831.1	60.0	63.9	3.9
Japanese government bonds	18	9,852.0	35.8	14.9	37.0	1.2	9,491.8	20.9	21.9	1.0
Others	19	6,445.2	216.6	100.9	246.0	29.4	5,338.9	115.7	168.1	52.4
Foreign bonds	20	3,878.5	(1.9)	20.5	21.3	23.2	3,178.9	(22.4)	14.5	36.9
Other money held in trust	21	—	—	—	—	—	2.1	—	—	—
Total	22	29,258.7	1,934.7	689.2	2,080.4	145.7	27,875.9	1,245.5	1,432.2	186.7
Stocks	23	4,892.7	1,689.4	585.0	1,728.6	39.2	4,287.9	1,104.4	1,167.0	62.6
Bonds	24	15,913.2	98.8	5.7	105.8	7.0	16,268.0	93.1	97.1	4.0
Others	25	8,452.8	146.5	98.5	246.0	99.5	7,320.0	48.0	168.1	120.1

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 38.3 billion yen and 17.0 billion yen were recognized in the statements of income as of December 31, 2014 and March 31, 2014, respectively.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated							(Billions of yen)
	December 31, 2014				March 31, 2014

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	204.5	108.3	96.2	13.7	99.0	75.9	23.1	(44.6)
Currency swaps	120.2	1,085.9	(965.7)	(42.3)	49.2	549.9	(500.6)	(48.8)
Others	0.6	0.7	(0.1)	(112.9)	0.4	0.2	0.2	7.4
Total	325.3	1,194.9	(869.6)	(141.5)	148.7	626.0	(477.3)	(86.1)

Notes:	1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applies deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Reports No. 24 and No. 25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

							(Billions of yen)
	December 31, 2014				March 31, 2014

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	4,276.1	19,292.1	7,075.8	30,644.0	3,865.0	18,137.6	7,007.1	29,009.6
Receivable floating rate /payable fixed rate	1,480.6	7,154.7	7,098.9	15,734.1	652.1	8,229.1	6,842.0	15,723.1
Receivable floating rate /payable floating rate	10.7	—	—	10.7	10.4	—	—	10.4
Total	5,767.4	26,446.8	14,174.8	46,388.9	4,527.5	26,366.7	13,849.1	44,743.2

6. Deposits and loans

SMBC non-consolidated			(Billions of yen)

	December 31, 2014	Change from March 31, 2014	March 31, 2014	Reference: September 30, 2014
Domestic deposits	75,330.3	677.2	74,653.1	74,260.4
Individual	42,426.8	2,267.2	40,159.6	40,867.0
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	68,118.6	4,747.9	63,370.7	65,778.5
Domestic offices (excluding offshore banking accounts)	49,048.0	856.7	48,191.3	48,518.6
Overseas offices and offshore banking accounts	19,070.6	3,891.2	15,179.4	17,259.9

7. ROE
Consolidated				(%)

	Nine months ended December 31, 2014	Change	Nine months ended December 31, 2013	Reference: Year ended March 31, 2014
ROE (denominator: Total stockholders’ equity)	13.5	(2.2)	15.7	13.8

Note:
ROE	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (275 days (365 days)))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

8. Exposure of securitized products	Managerial accounting basis
Consolidated

(1) Securitized products

									(Billions of yen)
	December 31, 2014						March 31, 2014
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2014		Change from Mar. 2014		Change from Mar. 2014
Cards, etc.	186.3	39.1	180.1	41.0	0.1	(0.9)	147.2	139.1	1.0
CLO	16.8	16.2	16.8	16.2	2.4	0.4	0.6	0.6	2.0
CMBS	10.8	1.6	10.8	1.6	0.5	(0.0)	9.3	9.3	0.5
RMBS, etc.	22.8	(1.4)	22.8	(1.4)	0.1	(0.1)	24.2	24.2	0.2
Total	236.8	55.5	230.5	57.4	3.1	(0.6)	181.3	173.1	3.7

Notes:	1.	Balance of ABCP is 0.
	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

(2) Leveraged loans

						(Billions of yen)
	December 31, 2014				March 31, 2014
	Loans		Undrawn commitments		Loans	Undrawn commitments
		Change from Mar. 2014		Change from Mar. 2014
Europe	135.1	(10.4)	30.5	8.2	145.5	22.3
Japan	251.0	(25.2)	23.8	(1.5)	276.2	25.3
United States	143.0	19.1	80.0	(28.0)	123.9	108.0
Asia (excluding Japan)	60.7	3.3	5.1	0.3	57.4	4.8
Total	589.8	(13.2)	139.4	(21.0)	603.0	160.4